Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Deputy General Counsel

By Electronic Mail

April 1, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 31, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from Virginia National Bankshares Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, par value $2.50 per share

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,